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EXHIBIT 99.1

SUPPLEMENT TO MANAGEMENT PROXY CIRCULAR
IN CONNECTION WITH A SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 21, 2015

        This supplement to the management proxy circular of Fairfax Financial Holdings Limited ("Fairfax") dated June 12, 2015 (the "Management Proxy Circular") in respect of the special meeting of shareholders of Fairfax to be held on July 21, 2015 (the "Special Meeting") supplements the information under the heading "Solicitation of Proxies" in the Management Proxy Circular.

        Fairfax has engaged D.F. King Canada ("DF King") to act as Fairfax's proxy solicitation agent in connection with the special meeting of shareholders to be held on July 21, 2015. Fairfax will pay DF King a base proxy solicitation fee of Cdn$35,000 in connection with its engagement. The entire cost of the solicitation will be borne by Fairfax.

        If you have any questions regarding information contained in the accompanying Management Proxy Circular or require assistance in completing your proxy or voting instruction form, please consult your professional advisors or contact DF King by toll-free telephone in North America at 1-866-822-1240 or collect call outside North America at 201-806-7301, or by email at inquiries@dfking.com.

If you cannot be present to vote in person at the Special Meeting, please complete and sign the form of proxy accompanying the Management Proxy Circular and return it in the envelope provided, or vote online at https://proxy.valianttrust.com prior to 12:00 noon (Toronto time) on July 17, 2015. Please refer to the accompanying Management Proxy Circular for further information regarding completion and use of the proxy and other information pertaining to the Special Meeting.

We have distributed copies of the Management Proxy Circular, the Notice of Meeting, this supplement and related documents to the clearing agencies and intermediaries for onward distribution to objecting beneficial owners of subordinate voting shares (OBOs). Please refer to the accompanying Management Proxy Circular under the heading "Provisions Relating to Proxies" for information regarding voting by Non-Registered Holders. Fairfax may utilize the Broadridge QuickVote service to assist shareholders with voting their shares. Non-objecting beneficial owners of subordinate voting shares (NOBOs) may be contacted by DF King to conveniently obtain a vote directly over the phone.

June 22, 2015

Any questions and requests for assistance may be directed to Fairfax Financial Holdings Limited's
Proxy Solicitation Agent:

North American Toll Free Phone:
1-866-822-1240

Banks, Brokers and collect calls: 201-806-7301
Toll Free Facsimile: 1-888-509-5907
Email: inquiries@dfking.com

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  EXHIBIT 99.1